UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

_____________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number: 001-40935

_____________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HELIOS TECHNOLOGIES, INC.

7456 16th St E

SARASOTA, FLORIDA 34243

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023 AND 2022

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	3
Notes to the Financial Statements	4

Supplemental Schedule
Schedule of Assets (Held at End of Year) as of December 31, 2023	12
Schedule of Delinquent Participant Contributions for the year ended December 31, 2023	13

Signature	14

Exhibit
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

All other schedules are omitted as they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Helios Technologies, Inc. 401(k) Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Helios Technologies, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2023 and schedule of delinquent participant contributions for the year ended December 31, 2023 (“supplemental information”) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2016.

Jacksonville, Florida

June 27, 2024

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
Assets
Investments, at fair value	$130,857,781	$110,457,109
Receivables:
Employer contribution	962,356	911,680
Participant contribution	4,550	—
Notes receivable from participants including interest	2,361,110	2,215,222
Total receivables	3,328,016	3,126,902
Liabilities
Other liabilities	15	—
Net assets available for benefits	$134,185,782	$113,584,011

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2023

Additions:
Investment income:
Net appreciation in fair value of investments	$14,115,579
Interest and dividends	3,321,752
Net investment income	17,437,331
Contributions:
Participant	5,947,654
Employer	3,227,922
Rollovers	273,539
Total contributions	9,449,115
Interest income on notes receivable from participants	138,685
Total additions	27,025,131

Deductions:
Benefits paid to participants	14,409,191
Administrative expenses	232,582
Total deductions	14,641,773

Net increase in net assets available for benefits before transfers	12,383,358

Transfers in from merged plans	8,218,413

Total net increase in net assets available for benefits	20,601,771

Net assets available for benefits
Beginning of the year	113,584,011
End of the year	$134,185,782

The accompanying Notes to the Financial Statements are an integral part of these financial statements.

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

1. Description of Plan

The following description of the Helios Technologies, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended and restated, for a more complete description of the Plan’s provisions.

General

The Plan became effective on January 1, 1979. The Plan is a defined contribution 401(k) plan covering certain employees of its sponsor, Helios Technologies, Inc. (the “Corporation,” “Helios” or “Employer”) and certain wholly owned subsidiaries including Sun Hydraulics, LLC (“Sun”), Enovation Controls, LLC (“Enovation”), Balboa Water Group, LLC (“Balboa”), Faster Inc. (“Faster”), Helios Center for Engineering Excellence, LLC (“HCEE”), Daman Holdings Company, Inc. (“Daman”) and Helios Hydraulics Americas, LLC (“HHAM”). Employees are eligible to participate in the Plan effective on the first day of the calendar month coinciding with or following their hire date and are automatically enrolled in the Plan 30 days after their participation date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Helios Technologies Employee Benefits Committee (the “Committee”) except in connection with the acquisition, retention or disposition of Corporation stock held by the Plan, with respect to which the Corporation's Board of Directors retains authority. The Committee is composed of five employees of the Corporation who are delegated administrative responsibility by the Corporation’s Board of Directors. Charles Schwab Trust Bank (the “Trustee”) is the current trustee for the Plan. Schwab Retirement Plan Services, Inc. provides the recordkeeping, accounting, and the telephone and internet exchange features of the Plan.

The sponsor company common stock fund is a share-based stock fund. At December 31, 2023, the fund held 169,376 shares of Helios Technologies, Inc. common stock (“Company Common Stock”) with a price of $45.35 per share as of such date. At December 31, 2022, the fund held 184,228 shares of Helios Technologies, Inc. common stock with a price of $54.44 per share as of such date.

Plan Amendments

On September 16, 2022, the Company acquired Daman. Effective January 1, 2023, Daman was added as an adopting employer of the Plan. On April 3, 2023, the Daman Products Company, Inc. 401(k) Plan was merged into this Plan and Daman plan assets totaling $8,218,413 were transferred into the Plan.

Effective October 1, 2023, HHAM was added as an adopting employer of the Plan. At the same time, the employees of Daman were transferred to HHAM and Daman was removed as an adopting employer of the Plan.

In January 2023, the Company acquired Schultes Precision Manufacturing, Inc (“Schultes”). On January 1, 2024, the Schultes employees were transferred to HHAM and the Schultes Precision Manufacturing, Inc. 401(k) Plan was merged into this Plan, Schultes Precision Manufacturing, Inc. plan assets totaling $4,074,830 were transferred into the Plan.

In May 2023, the Company acquired i3 Product Development (“i3PD”). On January 1, 2024, the employees of i3PD were transferred to HCEE and the i3 Product Development 401(k) Plan was merged into this Plan. i3PD plan assets totaling $7,244,085 were transferred into the Plan.

Effective January 1, 2024, the employees of Sun and Faster were transferred to HHAM and Sun and Faster were removed as adopting employers of the Plan.

Effective January 1, 2024, pre-tax contributions, of up to 6% of HCEE, HHAM and Helios employee’s salary are matched by the Corporation at 100%. Pre-tax contributions, of up to 4.5% of Enovation and Balboa employee’s salary are matched by the Corporation at 100%. In addition, participants employed by Enovation and Balboa whose employment began on or later than January 1, 2024 are vested in all employer contributions based on years of service in accordance with the table below.

Years of Service	Vesting %
Less than 1	—
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Contributions

Eligible employees of Sun, Faster, HCEE, HHAM and Helios are automatically enrolled in the Plan at 3% of eligible compensation. Eligible employees of Enovation and Balboa are automatically enrolled in the Plan at 7% of eligible compensation. Employees can elect not to defer compensation or change their deferral rate at any time. Salary deferral contributions are made by participating employees through payroll deductions in amounts authorized by the employees. The Plan allows participants to make pre-tax contributions from 1% to 100% of their eligible compensation, not to exceed statutory limits.

Pre-tax contributions, of up to 6% of Sun, HCEE, HHAM and Helios employee’s salary (depending on length of service), were matched by the Corporation. Matching contributions were based on the years of service as listed in the following schedule:

Years of Service	% Match
Less than three years	3%
After three years	4%
After five years	5%
After seven or more years	6%

Pre-tax contributions, of up to 6% of Faster employee’s salary, were matched by the Corporation at 100%.

While Daman was an adopting employer of the Plan, pre-tax contributions, of up to 6% of Daman employee’s salary, were matched by the Corporation at 50%.

Enovation and Balboa employee salary contributions are matched at the employer’s discretion. For the years ended December 31, 2023 and December 31, 2022, Enovation and Balboa employees who contributed up to 2% of their salary were matched by the Corporation at 100%; salary contributions from 3% through 6% were additionally matched at 50%; and employees contributing 7% or more of their salary received 100% match on 4.5% of their salary. The discretionary match amounts totaled $962,356 and $911,680 for the years ended December 31, 2023 and 2022, respectively, and are presented as receivables as of December 31, 2023 and 2022, respectively.

Additional contributions may be made by the Corporation on a discretionary basis. For the 2023 and 2022 plan years, no additional discretionary contributions were made.

Participants can also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contribution and an allocation of Plan earnings or losses. Allocations are based on the participant’s account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants employed by Faster are fully vested in employer matching contributions immediately and are vested in employer discretionary contributions based on years of service in accordance with the table below. Participants employed by Sun, HCEE, HHAM and Helios are vested in all employer contributions based on years of services in accordance with the table below.

Years of Service	Vesting %
Less than 1	—
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participants who were employed by Enovation and Balboa are vested in all employer contributions based upon years of service defined in the Plan, as follows:

Years of Service	Vesting %
Less than 1	—
1	33%
2	67%
3 or more	100%

Payment of Benefits

If a participant ceases to be employed by the Corporation for any reason other than death or total and permanent disability, prior to satisfying the age and service requirements for early or normal retirement, the terminated participant may elect to receive lump-sum or periodic payments of the participant’s vested account balance. Withdrawals may be subject to tax withholdings and penalties.

Benefits may be paid upon death, disability, termination, retirement or upon reaching the normal retirement age. Benefits are paid to the participants or their beneficiaries, in lump-sum amounts or periodic payments. Under certain circumstances, hardship withdrawals are allowed from the Plan.

Investment Options

The participants, upon enrollment in the Plan, elect to invest their contributions, in 1% increments, in the investment options provided by the Plan. Discretionary contributions that are made by the Corporation in Company Common Stock can be divested by participants immediately upon receipt.

Notes Receivable From Participants

A participant may receive a loan based on the loan program set forth by the Plan. A participant can have a maximum of one general loan and one residential loan outstanding at any time. The minimum amount of a loan is $500 and the maximum amount of a loan, when added to the outstanding balance of other loans from the Plan, is generally the lesser of 1) 50% of the participant’s vested account balance or 2) $50,000 (reduced by the excess of the participants highest outstanding loan balance during the prior 1-year period over the outstanding loan balance as of the day the loan is made). The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate, as defined by the Plan. Current loans bear interest at a rate of 3.25% - 10.50%. Notes receivable from participants are presented at cost plus accrued interest. Interest income is recorded when earned. Principal and interest are paid through payroll deductions over a maximum of 5 years for general loans and 15 years for a loan used to purchase a participant’s principal residence.

Plan Expenses

The Plan pays the account administrative service fee and plan-related investment advisory fees from income earned by the Plan with any fee not covered by the earned income charged on a pro-rata basis from participant accounts. The Corporation pays the legal and accounting fees, and other expenses on behalf of the Plan.

Forfeitures

At December 31, 2023 and 2022, forfeited nonvested accounts totaled $175,304 and $129,604, respectively. Forfeited account balances revert back to the Plan and are used to pay reasonable administrative expenses of the Plan and are used to reduce the employer’s matching contributions. Forfeitures in the amount of $6,820 were utilized during 2023 to pay Plan expenses and $73,031 were used to reduce the employers’ matching contributions.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan’s investments are held by the Trustee. The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. Investment income and gains and losses are allocated among participants on the basis of individual participant account balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents, in the statement of changes in net assets available for benefits, net appreciation in fair value of its investments consisting of realized gains (losses) and unrealized appreciation on those investments.

3. Fair Value Measurements

The Plan applies fair value accounting guidelines for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability;
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company’s own assumptions about inputs used in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

There have been no changes in the methodologies used at December 31, 2023 and 2022.

Common stocks

The Corporation’s Common Stock and common stock of other companies held in self-directed brokerage accounts are stated at fair value as quoted by the market close price on a recognized securities exchange on the last business day of the Plan year and are classified as Level 1 of the valuation hierarchy.

Money market funds

Money market funds and money market funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values (“NAV”) of shares held by the Plan at year-end and are classified as Level 1 of the valuation hierarchy.

Mutual funds

Mutual funds and mutual funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values of shares held by the Plan at year-end and are classified as Level 1 of the valuation hierarchy.

Collective trust funds

Valued at the NAV of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding. The NAV is provided by the fund administrators and is used as a practical expedient to estimating fair value and therefore collective trust funds are not assigned to a level in the fair value hierarchy table. The collective trust funds provide for daily redemptions by the Plan at the reported net asset values per share, with no advance notice requirement.

As of December 31, 2023, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/2023 Using
	Investments Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	12/31/2023	(Level 1)	(Level 2)	(Level 3)
Company Common Stock	$7,681,200	$7,681,200	$—	$—
Money market funds	6,135,336	6,135,336	—	—
Mutual funds	105,918,310	105,918,310	—	—
Self-directed brokerage accounts	5,739,632	5,739,632	—	—
Total assets in the fair value hierarchy	$125,474,478	$125,474,478	$—	$—
Collective trust funds	5,383,303
Total investments	$130,857,781

As of December 31, 2022, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/2022 Using
	Investments Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	12/31/2022	(Level 1)	(Level 2)	(Level 3)
Company Common Stock	$10,029,372	$10,029,372	$—	$—
Money market funds	6,283,183	6,283,183	—	—
Mutual funds	86,358,222	86,358,222	—	—
Self-directed brokerage accounts	4,156,918	4,156,918	—	—
Total assets in the fair value hierarchy	$106,827,695	$106,827,695	$—	$—
Collective trust funds	3,629,414
Total investments	$110,457,109

4. Tax Status of the Plan

The Internal Revenue Service issued an opinion letter dated September 21, 2020, indicating that the prototype plan document adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended from the original prototype plan document, Plan management believes that the Plan was operated in accordance with the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S.GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2023 and 2022, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements, and no interest or penalty expense was recognized related to uncertain tax positions for the year ended December 31, 2023. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

5. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend or discontinue the Plan at any time and to terminate the Plan, subject to the terms of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts and net assets of the Plan will be distributed to the participants and beneficiaries of the Plan.

6. Nonexempt Party-In-Interest Transactions

For the year ended December 31,2023, the Company identified late remittance of participant contributions of $34,441. The late remittance were funded to the Plan the same or next month in year 2023. The $34,441 amount includes $3,330 that was corrected in accordance with the principles of the Department of Labor’s Voluntary Fiduciary Correction Program (VFCP) in March 2023.

7. Related Party and Other Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds, money market funds, self-directed brokerage accounts and collective trust funds managed by the Trustee, notes receivable from participants and shares of the Corporation’s common stock; and, therefore, these transactions qualify as party-in-interest.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

The Plan evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 27, 2024, the date the financial statements were issued. Disclosures have been made in the Plan Amendments, Contributions and Vesting sections accordingly.

SUPPLEMENTAL SCHEDULE

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

Information furnished pursuant to item 4i, Schedule H of Form 5500

Employer identification number: 59 2754337

Plan number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market value
*	Schwab Value Adv Money Fd Ultra	Money Market Fund	#	$6,135,336
	Columbia Mid Cap Index Inst	Mutual Fund	#	4,186,390
	Columbia Small Cap Index Inst	Mutual Fund	#	3,420,497
	Delaware Small Cap Value I	Mutual Fund	#	129,850
	Fidelity International Index	Mutual Fund	#	1,918,520
	Invesco Oppe Developing Mkts Y	Mutual Fund	#	1,079,380
	Jp Morgan Core Bond I	Mutual Fund	#	3,101,044
	Jpmorgan Large Cap Growth R6	Mutual Fund	#	9,192,325
	Jpmorgan Mid Cap Value R6	Mutual Fund	#	598,407
	Mfs Value R3	Mutual Fund	#	3,057,656
*	Schwab S&P 500 Index Fund	Mutual Fund	#	18,130,942
	T Rowe Price Overseas Stock	Mutual Fund	#	3,566,573
	Trowe Qm Us Sm Cap Grth Eqty	Mutual Fund	#	695,012
	Vanguard Inflation Protect Adm	Mutual Fund	#	2,263,017
	Vanguard Target Retiremnt 2020	Mutual Fund	#	5,691,329
	Vanguard Target Retiremnt 2025	Mutual Fund	#	321,211
	Vanguard Target Retiremnt 2030	Mutual Fund	#	15,014,054
	Vanguard Target Retiremnt 2035	Mutual Fund	#	2,806,179
	Vanguard Target Retiremnt 2040	Mutual Fund	#	11,522,544
	Vanguard Target Retiremnt 2045	Mutual Fund	#	2,250,506
	Vanguard Target Retiremnt 2050	Mutual Fund	#	8,511,228
	Vanguard Target Retiremnt 2055	Mutual Fund	#	1,474,607
	Vanguard Target Retiremnt 2060	Mutual Fund	#	3,996,017
	Vanguard Target Retiremnt 2065	Mutual Fund	#	930,889
	Vanguard Target Retmt Income	Mutual Fund	#	542,317
	Vanguard Ttl Bond Mkt Idx Adm	Mutual Fund	#	1,517,816
	Congress Midcap Grwth Founders	Collective Trust Fund	#	1,128,552
	Putnam Stable Value 25 Bps	Collective Trust Fund	#	4,254,751
*	Personal Choice Retirement Account	Self-Directed Brokerage Account	#	5,739,632
*	Helios Technologies Inc	Common Stock	#	7,681,200
*	Notes receivable from participants	Various maturity dates with interest rates ranging from 3.25% - 10.50%	#	2,361,110
	Total			$133,218,891

* Represents a party-in-interest to the Plan.

# Investments are participant-directed and, therefore, cost information is not required.

See accompanying report of independent registered public accounting firm.

SUPPLEMENTAL SCHEDULE

HELIOS TECHNOLOGIES, INC. 401(K) RETIREMENT PLAN

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED

December 31, 2023

Information furnished pursuant to item 4a, Part IV, Schedule H of Form 5500

Employer identification number: 59 2754337

Plan number: 001

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

Check here if Late Participant Loan Repayments are included: X
2023 participant contributions transferred late to the Plan	$31,111	$3,330	$—	$—
See accompanying Independent Auditor's Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Helios Technologies, Inc. 401(k) Retirement Plan

June 27, 2024	By:	/s/ Sean Bagan
Sean Bagan
Chief Financial Officer
(Principal Financial and Accounting Officer)